EXHIBIT 99.1

Focus Media Receives Notice from Nasdaq Due to Delay in Filing of Form 20-F

SHANGHAI, China, July 16, 2007 – Focus Media Holding Limited (Nasdaq: FMCN), today announced that the company plans to request a hearing before a Nasdaq Listing Qualifications Panel in response to the receipt on July 10 of a Nasdaq Staff Determination letter indicating Focus Media is not in compliance with the filing requirement for continued listing as set forth in Nasdaq Marketplace Rule 4320(e)(12).

As anticipated, the letter was issued in accordance with NASDAQ rules due to the delayed filing of the Company’s Form 20-F for the year ended December 31, 2006.  Pending a decision by the panel, Focus Media’s American depositary shares will remain listed on the Nasdaq Global Market.

As previously announced on July 2, 2007, in response to two letters received in June 2007 from the U.S. counsel to an unidentified investor holding a short position in our shares, our Audit Committee has initiated an internal inquiry. The letters raised questions on certain related party transactions of Focus Media, in particular, an advertising agency when placing advertisements with Focus Media received payments from a related party of Focus Media, namely, Everease, without providing any goods or services to Everease. As the letters were received not long before the deadline of filing our annual report on Form 20-F for the year ended December 31, 2006, and our Audit Committee needs more time to complete its inquiry, we were unable to file our annual report on Form 20-F prior to the required filing deadline. The Audit Committee has retained outside counsel and outside forensic accountants to assist the inquiry and the Company continues to work diligently to complete and file its required filings with the Securities and Exchange Commission as soon as practicable and, if necessary, to incorporate the results of the inquiry in our annual report.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of March 31, 2007, Focus Media had approximately 90,000 display units in our commercial location network, 40,700 display units in our in-store network, 124,500 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers had placed advertisements through our multi-platform networks as of March 31, 2007. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Forms F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn